News Release

Sun Life

Sun Life cautions investors regarding Obatan LLC bid for shares

TORONTO, ON – (April 13, 2022) - Sun Life Financial Inc. (the "Company" or "Sun Life") (TSX: SLF) (NYSE: SLF) has been notified that Obatan LLC ("Obatan") has made another unsolicited "mini-tender offer" to purchase common shares of Sun Life at a price that is significantly lower than recent market prices for Sun Life shares on Canadian and U.S. stock exchanges.

Sun Life is not associated with Obatan and does not recommend or endorse acceptance of this unsolicited offer. Shareholders are not required to sell their shares to Obatan.

Sun Life cautions that Obatan's most recent offer has been made at a price that is significantly lower than recent market prices for Sun Life shares. This offer represents a discount of 35.7% below the closing price of Sun Life's common shares on the TSX and NYSE on April 7, 2022. Obatan has offered to purchase up to 50,000 common shares of Sun Life.

Securities administrators in Canada and the United States recommend that investors exercise caution with "mini-tender offers". Mini-tender offers are designed to avoid disclosure and procedural requirements applicable to most bids under Canadian and U.S. securities regulations. Canadian Securities Administrators and the U.S. Securities and Exchange Commission (SEC) have expressed serious concerns about mini-tender offers, including the possibility that investors might tender to such offers without understanding the offer price relative to the actual market price of their securities.

The SEC has indicated that "bidders make mini-tender offers at below-market prices, hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price."

According to Obatan's offer documents, Sun Life shareholders who have already tendered their shares can withdraw their shares at any time before 5:00 p.m. (New York City time) on May 31, 2022 by following the procedures described in the offer documents. Shareholders are cautioned that the terms of the Obatan offer may be varied, and the cash consideration offered may be decreased. In such a case, shareholders who have already tendered to the offer may have limited notice of such change and limited time to withdraw their shares from the offer. There are also no assurances that Obatan will buy the shares delivered under the offer.

Obatan has also made other discounted offers to Sun Life's shareholders in the United Kingdom and Ireland. For more information on these offers, please visit:
https://www.sloc.co.uk/en/latest-news/warning-on-obatan-llc-mini-tender-offer-/

Shareholders and policyholders should carefully review the Obatan offer documents, consult with their Sun Life advisor or investment advisor to discuss any offer they may receive and review all options they have for their investment in Sun Life shares. If you are in Canada and do not have a Sun Life advisor and are interested in finding one, please visit www.sunlife.ca/en/find-an-advisor/.

If you received your Sun Life shares as a result of demutualization of Sun Life or Clarica and would like to sell your shares, you may be eligible to do so through the Sun Life Share Selling Service. Under this service, shares are sold by TSX Trust Company on your behalf at market price, as opposed to the significantly discounted price offered by Obatan.

Sun Life has stock transfer agents providing shareholder services in Canada, the United States, the United Kingdom, Hong Kong and the Philippines. These local agents provide services directly to our registered shareholders and can provide information on share account management, direct deposit of dividends, dividend reinvestment and share purchase plans. Please email sunlifeinquiries@tmx.com or call 1-877-224-1760 for more information.

If you were not aware that you own Sun Life shares, please contact sunlifeinquiries@tmx.com to verify your ownership and understand your options on dealing with your shares. You can also visit www.verifymyeligibility.com/SunLife, our online search tool to determine if you have unclaimed shares and dividends.

Sun Life requests that a copy of this news release be included in any distribution of materials relating to Obatan's mini-tender offer for Sun Life common shares.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance, and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2021, Sun Life had total assets under management of $1.44 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

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Media Relations Contact:	Investor Relations Contact:
Krista Wilson	Yaniv Bitton
Director	Vice-President, Head of Investor
Corporate Communications	Relations & Capital Markets
T. 226-751-2391	T. 416-979-6496
krista.wilson@sunlife.com	investor_relations@sunlife.com